SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 5

Under the Securities Exchange Act of 1934

(Amendment No.)*

Cellular Biomedicine Group, Inc.

(Name of Issuer)

Common Stock, par value of $0.001 per share

(Title of Class of Securities)

15117P102

(CUSIP Number)

CHEN JIE

Room2105-07, 21/F, Man Yee Building,

68 Des Voeux Road Central,

Central, Hong Kong

+852-3892-2718

With a copy to:

Nixon Peabody CWL

5th Floor, Standard Chartered Bank Building,

4-4A Des Voeux Road Central,

Hong Kong

Attention: David Cheng

+852-2521-0880

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 5 Pages)

_______________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dangdai International Group Co., Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐ (b)☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 2,270,000 shares of Common Stock**
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,270,000 shares of Common Stock**
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,270,000 shares of Common Stock**
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%**
14.	TYPE OF REPORTING PERSON CO

** See Item 5.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 3 of 5 Pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (this "Amendment"), amends and supplements the Schedule 13D (the "Schedule 13D") filed on June 23, 2016, as amended by the Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed on December 10, 2018, the Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed on November 18, 2019, the Amendment No. 3 to Schedule 13D ("Amendment No. 3") filed on February 3, 2020 and the Amendment No. 4 to Schedule 13D ("Amendment No. 4") filed on February 24, 2020 on behalf of Dangdai International Group Co., Limited as set forth therein with respect to beneficial ownership of the common stock, par value $0.001 per share (the "Common Stock") of Cellular Biomedicine Group, Inc. (the "Issuer").

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4. All capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4), as previously amended.

 Item 4.          Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 30, 2020, the Consortium Agreement was amended (the "Consortium Agreement Amendment No. 1") to add Velvet Investment Pte. Ltd. ("GIC") and Casdin Partners Master Fund, L.P. ("Casdin Capital" and together with GIC, the "New Members") to the Buyer Consortium and to remove Maplebrook from the Buyer Consortium by terminating the Consortium Agreement with respect to Maplebrook.

The Consortium Agreement Amendment No. 1 was entered into by and among the Reporting Person, Mission Right, Mr. Pan, OPEA, Mr. Zhou, Wealth Map, Earls Mill and the New Members (all of the foregoing collectively, the "Additional Consortium Members"), Maplebrook and the Initial Consortium Members.

For the purposes of the Schedule 13D, and where the context so provides, all references to the "Buyer Consortium" shall be deemed to include the New Members and shall no longer include Maplebrook.

References to Consortium Agreement Amendment No. 1 in this Amendment are qualified in their entirety by reference to Consortium Agreement Amendment No. 1 attached hereto as Exhibit 6 and is incorporated herein by reference in its entirety.

Item 5.          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)

See rows (11) and (13) of the cover pages to this Amendment for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentage used in this Amendment is calculated based upon an aggregate of 19,355,292 shares of Common Stock outstanding as of February 24, 2020 as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission on February 28, 2020.

(b)

See rows (7) through (10) of the cover pages to this Amendment for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the Consortium Agreement (as amended by the Consortium Agreement Amendment No. 1 and as may be further amended, restated, supplemented or modified from time to time) and the Adherence Agreements, the Reporting Person and the other members of the Buyer Consortium that beneficially own Common Stock may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Collectively, the "group" may be deemed to beneficially own an aggregate of 8,167,957 shares of outstanding Common Stock (including an aggregate of 811,000 shares of Common Stock issuable upon the exercise of options, 47,679 shares of Common Stock issuable upon the vesting of restricted stock units and 358,974 shares of Common Stock issuable upon the conversion of convertible notes held by members of the Buyer Consortium), which represents approximately 39.7% of the total shares of outstanding Common Stock (accounting for all Common Stock that would be outstanding upon exercise of all of the foregoing options, vesting of the foregoing restricted stock units and conversion of the foregoing convertible notes). Neither the filing of the Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock beneficially owned by any other member of the Buyer Consortium and any of his, her or their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 4 of 5 Pages

(c)	The Reporting Person has not transacted in any shares of Common Stock in the last 60 days.
(d)

No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.

Item 7.      Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 6

Amendment No. 1 to Consortium Agreement, dated March 30, 2020 by and among the Initial Consortium Members, Maplebrook and the Additional Consortium Members (incorporated by reference to Exhibit 6 of the Schedule 13D/A filed by Hillhouse Capital Advisors, Ltd. on March 30, 2020).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 31, 2020

Dangdai International Group Co., Limited /s/ Jie Chen Name: Jie Chen Title: Executive Vice President